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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                              GARDNER DENVER, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    G034 634
                                 (CUSIP Number)


                                   Ira Sochet
                        9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 12, 2000
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP NO. G034634                      13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ira Sochet.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF,OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    838,894
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   838,894
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          838,894
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------


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         This amendment to Schedule 13D (the "Amendment") is filed as the second amendment to the Statement on Schedule 13D, dated November 14, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Gardner Denver, Inc., a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on June 14, 2000, the Reporting Person beneficially owned an aggregate of 838,894 shares of Common Stock, which constituted approximately 5.5 percent of the 15,309,741 shares of Common Stock outstanding on May 1, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

                                                        Approximate Price
                               Number of                    Per Share
              Date           Shares Sold             (Including commissions)
              ----           -----------             -----------------------

           04/24/00               15,700                     $18.37
           04/24/00               12,000                     $18.37
           04/24/00               15,000                     $18.37
           04/24/00                2,300                     $18.37
           05/12/00               11,200                     $17.62
           05/12/00                9,000                     $17.62
           05/12/00                6,000                     $17.62
           05/12/00               10,900                     $17.62
           05/12/00               12,900                     $17.62
           05/17/00                4,000                     $18.04
           06/05/00                3,000                     $17.62
           06/05/00                1,000                     $17.62

         (d)      Not applicable.

         (e)      Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2000                                          /s/ Ira Sochet
                                                       ------------------
                                                            Ira Sochet





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